Kenneth J. Rollins

+1 858 550 6136

krollins@cooley.com

November 13, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik

Re:	Synthorx, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 23, 2018
CIK No. 0001609727

Dear Ms. Paik:

On behalf of Synthorx, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 1, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on October 23, 2018 (“Amendment No. 2”).

In response to the Comment set forth in the Comment Letter, the Company has revised Amendment No. 2 and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below is the Company’s response to the Comment. The number of the paragraph below corresponds to the number of the Comment, which, for your convenience, we have incorporated into this response letter. Page references in the response set forth in this letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted October 23, 2018

Risk Factors

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware..., page 59

1.

We note that your amended and restated certificate of incorporation and amended and restated bylaws require that unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act. Please revise your disclosure to disclose the existence of this provision, to state that a court may determine that your federal forum selection for causes of action arising under the 1933 Act may be unenforceable, and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 59 and 154 of the Registration Statement.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

November 13, 2018

Page Two

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 with any questions or further comments regarding our response to the Comment.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins
Cooley LLP

cc:	Laura K. Shawver, Ph.D., Synthorx, Inc.
Matthew T. Bush, Esq., Latham & Watkins LLP
James C. Pennington, Esq., Cooley LLP

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Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com